UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                                 CopyTele, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   217721 10 9
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                                 (CUSIP Number)


                        Anne Rotondo, Corporate Secretary
                                 CopyTele, Inc.
                              900 Walt Whitman Road
                               Melville, NY 11747
                                 (631) 549-5900
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 18, 2005
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         217721 10 9
______________________________________________________________________________
1.       Names of Reporting Persons.
                                                                 Denis A. Krusos
              I.R.S.  Identification Nos. of above persons (entities only).
______________________________________________________________________________
2.       Check the Appropriate Box if a Member of a Group (See instructions).

                                                                    (a)      [_]
                                                                    (b)      [_]
______________________________________________________________________________
3.       SEC Use Only
______________________________________________________________________________
4.       Source of Funds (See Instructions).
                                                                 Not Applicable
______________________________________________________________________________
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e).                                                 [_]
______________________________________________________________________________
6.       Citizenship or Place of Organization.
                                                                           USA
______________________________________________________________________________
Number            7.       Sole Voting Power.
of                                                                 9,247,600 (1)
Shares            ______________________________________________________________
Beneficially      8.       Shared Voting Power.
Owned                                                                  NONE
by                ______________________________________________________________
Each              9.       Sole Disposition Power.
Reporting                                                          9,247,600 (1)
Person            ______________________________________________________________
With              10.      Shared Disposition Power.
                                                                       NONE
______________________________________________________________________________
11.      Aggregate Amount Beneficially Owned by Each Reporting Person.
                                                                  9,247,600 (1)
     ___________________________________________________________________________
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               (See Instructions).                                     [_]
______________________________________________________________________________
13.      Percent of Class Represented by Amount in Row (11).
                                                                       9.8%
______________________________________________________________________________
14.      Type of Reporting Person (see Instructions).
                                                                        IN


______________________

          (1) Includes 1,778,290 shares, 750,000 shares and 4,750,000 shares which Mr. Krusos has the right to acquire upon exercise of options granted pursuant to the Issuer's 1993 Stock Option Plan, CopyTele, Inc. 2000 Share Incentive Plan and Copytele, Inc. 2003 Share Incentive Plan, respectively.

     This Statement amends and supplements the Statement on Schedule 13D previously filed with the Securities and Exchange Commission on January 28, 1993 by Denis A. Krusos, regarding his beneficial ownership of common stock, $.01 par value (the "Common Stock"), of CopyTele, Inc., a Delaware corporation (the "Corporation"), as previously amended.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     Item 3 is hereby supplemented by the addition of the following:

     The Corporation granted Mr. Krusos pursuant to the Copytele, Inc. 2003 Stock Incentive Plan employee stock options to purchase 1,000,000, and 1,500,000 shares of Common Stock on October 26, 2004, and February 18, 2005, respectively. Employee stock options to purchase 863,000 of Common Stock previously granted to Mr. Krusos expired on August 18, 2003.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------------------

     Item 5 is hereby amended by deleting paragraphs (a), (b), and (c) thereof and replacing the foregoing with the following paragraphs (a) , (b) and (c):

     "(a) As of March 11, 2005, Mr. Krusos beneficially owns an aggregate of 9,247,600 shares of Common Stock, representing 9.8% of the outstanding shares of Common Stock, including an aggregate of 7,278,290 shares of Common Stock subject to options granted under the Corporation's 1993 Stock Option Plan, Copytele, Inc. 2000 Share Incentive Plan and CopyTele, Inc. 2003 Share Incentive Plan."

     "(b) Mr. Krusos has sole voting and disposition power with respect to the 9,247,600 shares of Common Stock beneficially owned by him."

     "(c) See the supplement to Item 3 in this Amendment. Mr. Krusos did not effect any transactions in shares of Common Stock during the sixty days preceding each of the transactions set forth in such supplement to Item 3, except that Mr. Krusos disposed of by gift 300,000 and 50,000 shares of Common Stock on July 9, 2003, and September 30, 2004, respectively."


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 11, 2005

                                                       /s/ Denis A. Krusos
                                                       -------------------------
                                                       Denis A. Krusos